UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. )*
Lilium N.V.
(Name of Issuer)
Class A Ordinary Shares, nominal value €0.12 per share
(Title of Class of Securities)
52586 109
(CUSIP Number)
September 14, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-l(b)

☒ Rule 13d-l(c)

☐ Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52586 109	SCHEDULE 13G	Page 2 of 5 Pages

1. Names of Reporting Persons Matthias Meiner
2. Check the Appropriate Box if a Member of a Group (see instructions)
☐ (a) Not Applicable
☐ (b) Not Applicable

3. SEC Use Only
4. Citizenship or Place of Organization		Germany.

Number of Shares Beneficially OWNED by Each Reporting Person With	5. Sole Voting Power	18,064,811 (1)
	6. Shared Voting Power	--
	7. Sole Dispositive Power	18,064,811 (1)
	8. Shared Dispositive Power	--
9. Aggregate Amount Beneficially Owned by Each Reporting Person		18,064,811 (1)
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
11. Percent of Class Represented by Amount in Row 9		6.4% (2)(3)
12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		IN

(1) Represents Class A ordinary shares, nominal value €0.12 per share.

(2) Based on the aggregate of 284,110,059 ordinary shares of the Issuer, consisting of (a) 259,969,994 Class A ordinary shares and (b) 24,413,065 Class B ordinary shares, outstanding as of September 14, 2021, as reported in the Shell Company Report on Form 20-F filed by the Issuer with the Securities and Exchange Commission on September 20, 2021.

(3) Each Class A ordinary share is entitled to 12 votes per share and each Class B ordinary share is entitled to 36 votes per share. There were 24,413,065 Class B ordinary shares outstanding as of September 14, 2021. The percentage reported does not reflect the three-for-one voting power of the Class B ordinary shares.

Page 2 of 5 pages

Item 1.

(a)	Name of Issuer:

Lilium N.V.

(b)	Address of Issuer’s Principal Executive Offices:

Claude-Dornier Straße 1, Bldg. 335, 82234 Wessling, Germany.

Item 2.

(a)	Name of Person filing:

This Schedule 13G is being filed on behalf of Matthias Meiner, an individual who is a citizen of Germany (the “Reporting Person”).

(b)	Address or Principal Business Office or, if None, Residence:

The principal business address of the Reporting Person is Claude-Dornier Straße 1, Bldg. 335, 82234 Wessling, Germany.

(c)	Citizenship:

See Item 2(a) above.

(d)	Title of Class of Securities:

Class A ordinary shares, nominal value €0.12 per share

(e)	CUSIP Number:

52586 109

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-l(b)(l)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J), please specify the type of institution: Not Applicable

Page 3 of 5 pages

Item 4.	Ownership.

The following information with respect to the ownership of the ordinary shares of the Issuer by the Reporting Person is provided as of September 24, 2021. Except as indicated by footnote, the Reporting Person has sole voting and investment power with respect to all ordinary shares shown as beneficially owned by him:

(a)	Amount beneficially owned: 18,064,811

(b)	Percent of class: 6.4%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 18,064,811

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 18,064,811

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Page 4 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 24, 2021	By:	/s/ Matthias Meiner
	Name:	Matthias Meiner
	Title:	Co-founder and Chief Engineer, Technology Demonstrator

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Page 5 of 5 pages